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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 AND ENDING 9/30/18

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road

(No. and Street)

Lincoln   MA   01773

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Hunt   781-676-5941

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street   Boston   MA   02110

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah A. Kessinger , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

US Boston Capital Corporation , as

of September 30 , 20 18 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

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Deborah A. Kessinger
Signature

President
Title

Amanda Scott
Notary Public

AMANDA J. SCOTT
Notary Public
Commonwealth of Massachusetts
My Comm. Expires June 19, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Boston Capital Corporation
September 30, 2018

Financial Statements
Report Pursuant to 17a-5(d) and
Supplementary Information and
Report of Independent Registered Public Accounting
Firm

U.S. BOSTON CAPITAL CORPORATION

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Boston Capital Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation (the "Company"), as of September 30, 2018, and the related statements of income, changes in stockholder's equity, and cash flows (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1; Schedule II – Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3 Exhibit A; Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Exhibit A, (collectively "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
November 16, 2018

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2018

Assets

Cash	$	49,027
Restricted Cash		1,053,092
Marketing, distribution and commissions receivable		
Affiliates		303,880
Other		30,748
Marketable securities, at fair value		808,301
Prepaid expenses and other current assets		41,813
Total assets	$	2,286,861

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable		
Affiliates	$	307,427
Other		16,730
Accrued expenses		65,045
Payable to customers		1,033,092
Accrued income taxes (due to parent)		956
Deferred income		20,520
Deferred tax liability		85,349
Total liabilities		1,529,119
Stockholder's equity		
Common stock, $.10 par value; 150,000 shares		
authorized, issued and outstanding		15,000
Additional paid-in capital		38,730
Retained earnings		704,012
		757,742
Total liabilities and stockholder's equity	$	2,286,861

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Income
For the Year Ended September 30, 2018

Revenue	
Marketing and distribution	$ 3,898,413
Private placement fees	2,647,476
Reimbursable expenses	338,469
Sales compensation fee	1,502,360
Commissions	209,225
Service fee	1,130,892
Custodial fees	103,450
Unrealized loss on marketable securities	(40,567)
Other income	18,333
Total operating revenue	9,808,051
Expenses	
Commission expense	4,767,016
Overhead expense pursuant to expense sharing agreement	3,592,800
NTF platform fees	231,590
Additional overhead expense	951,844
Marketing expense	93,020
Regulatory fees and expenses	54,630
Legal expense	72,167
License and service fees	17,883
Audit expense	41,833
Miscellaneous expenses	9,262
Total operating expenses	9,832,045
Loss before income taxes	(23,994)
Income tax benefit	(46,335)
Net income	$ 22,341

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of shares	Amount			
Balance at September 30, 2017	150,000	$ 15,000	$ 38,730	$ 681,671	$ 735,401
Net income	-	-	-	22,341	22,341
Balance at September 30, 2018	150,000	$ 15,000	$ 38,730	$ 704,012	$ 757,742

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2018

Cash flows from operating activities		
Net income	$	22,341
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on marketable securities		40,567
Reinvested dividend income and capital gain		(18,333)
Deferred income taxes		(48,766)
Private placement fees received in securities in lieu of cash		(1,876,226)
Commission expense paid in securities in lieu of cash		1,876,226
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Marketing, distribution and commissions receivable		9,933
Prepaid expenses and other current assets		477
Increase (decrease) in:		
Payable to customers		105,687
Commissions payable		(13,628)
Accrued expenses		(22,239)
Net cash provided by operating activities		76,039
Net increase in cash		76,039
Cash and Restricted Cash at beginning of year		1,026,080
Cash and Restricted Cash at end of year	$	1,102,119
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Income taxes	$	2,431

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

U.S. Boston Capital Corporation (the "Company") is a wholly owned subsidiary of U.S. Boston Corporation (the "Parent"), with its principal office and place of business in Lincoln, Massachusetts. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a general securities firm that conducts its business subject to the provisions of SEC Rule 15c3-3 and maintains a minimum net capital of at least $250,000.

The Company conducts its general securities business as an introducing broker-dealer clearing through Cero's Financial Services, Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree Funds ("Pear Tree Funds"). The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners"). In addition to acting as placement agent, the Company provides custodial services to each of the limited liability companies. Custodial services include the protection of cash and the safekeeping of physical securities.

2. Summary of Significant Accounting Policies

Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
    The Company recognizes revenue and expenses related to distribution and marketing fees and sales-revenue sharing over the contract period, generally monthly or quarterly. In addition, service fees are received as needed to support additional distribution and servicing efforts. The Company also generates commissions when acting as an agent for customer securities transactions. Revenue from private placements is recognized when the transaction is complete and the fee is collectible, fixed, and determinable. On occasion private placement fees are received and simultaneously paid out as commissions in the form of securities in lieu of cash and are recorded at fair value of such securities received on the date all revenue recognition criteria is met. Management's estimate of fair value of such securities is based primarily on the per share price of the underlying issuing company received in recent capital transactions for similar shares. Commission revenues and

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

expenses are recorded in the accounts on the trade date. In addition, the Company records revenues from contractually reimbursable expenses when incurred and invoiced. The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually. Related expenses are recorded concurrently with revenue.

Concentrations of Credit Risk

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which at times may exceed Federal Deposit Insurance Corporation (FDIC) limits.

A substantial portion of the Company's revenue and expenses are attributable to affiliates under common control or managed by such affiliates.

Cash and Restricted Cash

Restricted cash represents amounts held for customers in a special reserve bank account in compliance with SEC Rule 15c3-3, federal and other regulations. During the year the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. Accounting Standards require that in the statement of cash flows, amounts generally described as restricted cash and cash equivalents are included with cash when reconciling the beginning-of-period and end-of-period total amounts.

Recent Accounting Pronouncements

In February 2016, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). ASU 2016-02 will supersede current guidance related to accounting for leases and intended to increase transparency and comparability among organizations by requiring lessees to recognize assets and liabilities in the balance sheet for operating leases with terms greater than twelve months. The update also requires improved disclosures to help users of financial statements better understand the amounts, timing and uncertainty of cash flows arising from leases. The ASU will be effective for fiscal years beginning after December 15, 2018 for public entities, including broker dealers with early adoption permitted. Management is currently evaluating the business impact to the financial statements of adopting this update but does not expect adoption to have a material impact on the financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 applies to all companies that enter into contracts with customers to transfer goods or services. In July 2015, the FASB modified ASU 2014-09 to be effective for annual reporting periods beginning after December 31, 2017 for public business entities, including broker dealers. Entities have the option to apply the ASU either retrospectively to each reporting period presented or by recognizing the cumulative effect at the date of initial

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2018

2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements (continued)

application and not adjusting comparative information. The ASU is effective for the Company's fiscal year beginning October 1, 2018. Management has reviewed the standard and does not anticipate a material impact on the financial statements.

3. Income Taxes

The Company files a consolidated tax return with the Parent. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at September 30, 2018 relates to the unrealized gain on marketable securities.

The components of current and deferred income tax expense are as follows:

Current tax expense	
Federal	$ 1,416
State	1,015
Total current tax expense	2,431
Deferred tax benefit	
Federal	(45,487)
State	(3,279)
Total deferred tax benefit	(48,766)
Total income tax expense	$ (46,335)

The reason for the differences between the statutory federal income tax and the effective tax rate is listed below:

Statutory federal income tax rate	24%
Increase (decrease) resulting from:	
State taxes	8%
Effect of tax rate change against deferred tax	161%
Effective tax rate	193%

3. Income Taxes (continued)

Deferred tax liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Accordingly, changes resulting from the Tax Cuts and Jobs Act enacted on December 22, 2017 (the "Tax Act") have been recognized the consolidated financial statements as of and for the year ended September 30, 2018.

Uncertain Tax Positions

Tax positions taken by the Company are required to be evaluated to determine whether they are more likely than not to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. Generally, the Company is no longer subject to federal and state examinations by tax authorities for years prior to September 30, 2014. There are no uncertain tax positions that require accrual or disclosure at September 30, 2018.

The company accounts for interest and penalties related to uncertain tax positions as part of its income tax expense. No interest or penalties were recorded for the year ended September 30, 2018.

4. Related Party Transactions

The Company transacts business with affiliated parties through common control. Related party transactions occurring during the year ended September 30, 2018 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree Funds that are managed by Pear Tree Advisors, Inc., in accordance with 12b-1 distribution agreements. Such agreements provide for a fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. The Company earned $3,898,413 for the year ended September 30, 2018 under such agreements which are reported as marketing and distributions revenue on the statement of operations. As of September 30, 2018, the Company has a receivable of $ 303,880 for such distribution agreements.

Per a revenue sharing agreement with Pear Tree Advisors, Inc., the Company earned $1,502,360 of sales compensation for the year ended September 30, 2018, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree Funds, for accounts of broker on record, for distribution and servicing efforts.

The Company earned service fees of $1,130,892 for the year ended September 30, 2018, from Pear Tree Advisors, Inc. to support distribution efforts of the Pear Tree Funds.

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2018

4. Related Party Transactions (continued)

The Company acts as a custodian for certain non-registered funds, which are managed by an entity under common control, Pear Tree Partners. Each of the non-registered funds has custody agreements with the Company, which provide for annual and quarterly custody fees. The Company recognized revenue of $103,449 related to its custodial services, according to these custody agreements for the year ended September 30, 2018.

The Company earned private placement fees of $2,647,476, for the year ended September 30, 2018, from certain non-registered funds, which are advised by Pear Tree Partners, an entity under common control.

The Company invested in shares of two mutual funds managed by an entity under common control. These mutual funds are included in marketable securities in the statement of financial condition in the amount of $808,301. The Company received $13,585 of dividends, $4,749 in long-term capital gains and recorded an unrealized loss of $40,567 to these investments.

Commission revenue is disbursed to in-house representatives and selling group members pursuant to selling agreements and is recorded as commission expense in the statement of operations. The total commission expense for the period through September 30, 2018 was $4,767,016 of which $4,695,694 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays salaries of the Company's registered representatives. As of September 30, 2018, the Company has a commission payable of $307,427 to this affiliate.

Pursuant to an expense sharing agreement with USB Corporation, an affiliate under common control, the Company paid the affiliate $299,400 per month for certain salary, rent, and other expenses incurred by the affiliate on behalf of the Company. A total of $3,592,800 was incurred during the year ended September 30, 2018 under this agreement. In accordance with the expense sharing agreement, the monthly fee is reassessed annually at the end of the fiscal year. In addition, the Company paid the affiliate $951,844 for actual variable expenses incurred on behalf of the Company.

5. Marketable Securities and Fair Value Measurements

Marketable securities consist of mutual funds and are carried at fair market value. Cost and market values at September 30, 2018 are summarized as follows:

	Market Value	Cost	Unrealized Gain
Quant Emerging Markets Fund	$ 292,017	$ 207,862	$ 84,155
Quant Foreign Value Small Cap Fund	516,284	306,132	210,152
Total	$ 808,301	$ 513,994	$ 294,307

-11-

5.   **Marketable Securities and Fair Value Measurements (continued)**

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2   Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data

Level 3   Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2018.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

---

5. Marketable Securities and Fair Value Measurements (continued)

Changes in valuation techniques may result in transfers of an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities that are reported at fair value in the accompanying statement of financial condition as of September 30, 2018 are as follows:

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Mutual fund – diversified emerging markets	$ 292,017	$ -	$ -	$292,017
Mutual fund – foreign small/mid value	516,284	-	-	516,284
Total assets at fair value	$ 808,301	$ -	$ -	$808,301

The mutual funds were valued at the daily closing price as reported by the fund. These funds as a registered open-end mutual fund, are required to publish their daily net asset value and to transact at that price.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2018, the Company had net capital of $567,483, or $317,483 in excess of its minimum net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.69 to 1.

Part III of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln, Massachusetts, 01773.

7. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. In addition, the Company has examinations performed by FINRA. FINRA has the ability to enforce penalties and fines. Management is of the opinion that the ultimate resolution of any known penalties and fines, either individually or in the aggregate, will not have a material impact of the Company's financial position.

8. Subsequent Events

The Company has evaluated subsequent events through November 16, 2018, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition of or disclosure in the financial statements.

U.S. BOSTON CAPITAL CORPORATION
Schedule I
Computation of Net Capital, Aggregate Indebtedness,
Net Capital Requirement Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2018

Total stockholder's equity	$	757,742
Add subordinated liabilities to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		757,742
Less non-allowable assets:		
Commissions receivable		27,201
Prepaid expenses and other current assets		41,813
		69,014
Haircuts on marketable securities		121,245
Total adjustments		190,259
Net capital	$	567,483
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition:		
Commissions payable	$	324,157
Accrued items		65,045
Accrued income taxes		956
Total aggregate indebtedness	$	390,158
Computation of net capital requirement		
Minimum net capital required	$	250,000
Excess net capital	$	317,483
Ratio: Aggregate indebtedness to net capital		0.69 to 1

The above computation does not differ materially from the computation reported by
U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at
September 30, 2018.

U.S. BOSTON CAPITAL CORPORATION
Schedule II
Computation for Determination of Customer Account Reserve Requirements Under
Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2018

Total credit items	$ 1,033,092
Total debit items	-
Reserve computation Excess of total credits over total debits	$ 1,033,092
Amount held on deposit in "Reserve Bank Account" at September 30, 2018	$ 1,053,092

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2018.

U.S. BOSTON CAPITAL CORPORATION
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2018

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3): $ -

    A. Number of items   -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ -

    A. Number of items   -



Report of Independent Registered Public Accounting Firm

To the Board of Directors of U.S. Boston Capital Corporation:

We have examined U.S. Boston Capital Corporation statements, included in the accompanying Compliance Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, that (1) U.S. Boston Capital Corporation's internal control over compliance was effective during the most recent fiscal year ended September 30, 2018; (2) U.S. Boston Capital Corporation's internal control over compliance was effective as of September 30, 2018; (3) U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2018; and (4) the information used to state that U.S. Boston Capital Corporation was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records.

U.S. Boston Capital Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing U.S. Boston Capital Corporation with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 under the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of U.S. Boston Capital Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on U.S. Boston Capital Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether U.S. Boston Capital Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2018; U.S. Boston Capital Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2018 was derived from U.S. Boston Capital Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating U.S. Boston Capital Corporation's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

In our opinion, U.S. Boston Capital Corporation's statements referred to above are fairly stated, in all material respects.

Wolf & Company, P.C.

Boston, Massachusetts
November 16, 2018

U.S. BOSTON CAPITAL CORPORATION

Compliance Report pursuant to Rule 17a-5(d)(3)
of the Securities and Exchange Commission
For the Fiscal Year Ended September 30, 2018

---

(1) U.S. Boston Capital Corporation has established and maintained Internal Control
Over Compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Internal Control Over Compliance of U.S. Boston Capital Corporation was
effective for the fiscal year October 1, 2017 to September 30, 2018.

(3) The Internal Control Over Compliance of U.S. Boston Capital Corporation was
effective as of the most recent fiscal year ended September 30, 2018.

(4) U.S. Boston Capital Corporation was in compliance with Rule 17 C.F.R.§§ 240.15c3-1
(the "net capital rule"), 240.15c3-3(e) (the "reserve requirements rule") and SEC rule 17a-13
Quarterly Security Counts, as of the end of the most recent fiscal year ended September 30, 2018.

(5) The information that U.S. Boston Capital Corporation used to state whether it was in
compliance with Rule 15c-3-1 and paragraph (e) of Rule 15c3-3 was derived from
the books and records of U.S. Boston Capital Corporation.

Signature: _Deborah A. Kessinger_   Date: _11-16-2018_

Deborah A. Kessinger, President

-19-



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of
U.S. Boston Capital Corporation
Lincoln, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by U.S. Boston Capital Corporation (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayment has been applied.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
November 16, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 9/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
15885    FINRA    SEP
U S BOSTON CAPITAL CORPORATION
55 OLD BEDFORD RD
LINCOLN MA 01773-1125
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diane Hunt 781-676-594

2. A. General Assessment (item 2e from page 2) $ 8,634.19

 B. Less payment made with SIPC-6 filed (exclude interest) (4,511.61

  __4/30/18__
   Date Paid

 C. Less prior overpayment applied (

 D. Assessment balance due or (overpayment) 4,122.58

 E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

 F. Total assessment balance and interest due (or overpayment carried forward) $ 4,122.58

 G. PAYMENT: √ the box
  Check mailed to P.O. Box ☐ Funds Wired ☐
  Total (must be same as F above) $ 4,122.58

 H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Boston Capital Corporation
(Name of Corporation, Partnership or other organization)

Deby A. Vuss
(Authorized Signature)

Dated the 25 day of October , 20 18 . President
            (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this for for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
  Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:



AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2017
and ending 9/30/2018

Item No.   Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 9,808,051

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.   40,567

Total additions   9,848,618

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,092,490

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
    Code 4075 plus line 2b(4) above) but not in excess
    of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities
    accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   4,092,490

2d. SIPC Net Operating Revenues $ 5,756,128

2e. General Assessment @ .0015 $ 8,634.19
                                                                          (to page 1, line 2.A.)

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